Exhibit 3.1

FARMERS NATIONAL BANC CORP.

AMENDMENT TO ARTICLES OF INCORPORATION

Article IV of the Articles of Incorporation of Farmers National Banc Corp. is amended to read in its entirety as follows:

“The aggregate number of Common Shares which the corporation shall have the authority to issue is Thirty-Five Million (35,000,000) shares, each without par value. The total number of authorized and outstanding shares of common stock shall be changed from time to time to reflect economic conditions of the corporation and business opportunities available to the shareholders of the corporation. Shares of the authorized and outstanding common stock may be redeemed by the corporation, whether at a regularly or specially called meeting for said purpose or otherwise. Furthermore, the corporation, through its Board of Directors, shall have the power to purchase, hold, sell and transfer the shares of its own capital stock, provided that it does not use its funds or property for the purchase of its own shares of capital stock when such use will cause any impairment of its capital, except where otherwise permitted by law, and provided further that shares of its own capital stock belonging to it are note voted upon directly or indirectly.”

The remainder of the Articles of Incorporation shall remain unchanged.